October 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dale Welcome
Ms. Anne McConnell

	Re:	Monster Beverage Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-18761

Dear Mr. Welcome and Ms. McConnell:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2020, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 that was filed with the Commission on February 28, 2020 (the “Form 10-K”) (File No. 001-18761).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 48

1.              We refer to your presentation of Gross Sales and note it is not a measure recognized under GAAP. Please help us understand:

•                 What Gross Sales represents.  For example, tell us if this amount represents:  the amount invoiced to your customers, the full retail price of your products, or some other value;

•                 How you considered Item 10(e) of Regulation S-K and Regulation G;

•                 How you analyze trends in the level of Promotional and Other Allowances, aside from the amount as percentage of gross sales as disclosed in your filing; and

•                 How Gross Sales is useful to investors given that gross sales may not be realized in the form of cash receipts due to the allowances given to your bottlers/distributors or retail customers.

Response:

Gross Sales represents the recognition of deferred revenue and amounts invoiced to customers net of cash discounts and returns.  In future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, anticipated to be filed with the Commission in November 2020, the Company will, where applicable, revise the disclosure as follows:

**Gross Sales represents the recognition of deferred revenue and amounts invoiced to customers net of cash discounts and returns.

The Company has considered both Item 10(e) of Regulation S-K and Regulation G in the Company’s presentation of Gross Sales.  With respect to Item 10(e) of Regulation S-K, the Company includes: (i) a presentation, with equal or greater prominence, of Net Sales (the most directly comparable GAAP financial measure) beginning on page 44 of the Form 10-K; (ii) a reconciliation of Gross Sales with Net Sales in a table on page 50 of the Form 10-K; and (iii) a footnote on pages 49-50 of the 10-K disclosing why the Company’s management believes the presentation of Gross Sales provides useful information to investors regarding the Company’s financial condition and results of operations.  With respect to Regulation G, the Company includes (i) a presentation of Net Sales, the most directly comparable financial measure calculated and presented in accordance with GAAP, beginning on page 44 of the Form 10-K; and (ii) a reconciliation of Gross Sales with Net Sales in a table on page 50 of the Form 10-K.  The Company will continue to ensure that the Company’s presentation of Gross Sales complies with all applicable provisions of Item 10(e) of Regulation S-K and Regulation G.

The Company primarily analyzes trends in Promotional and Other Allowances as a percentage of Gross Sales as disclosed on page 49 of the Form 10-K.  In addition, the Company analyzes trends on a per unit case volume basis.  (Unit case volume is defined on page 50 of the Form 10-K.)  For each of the foregoing, the Company compares historical trends from year to year, quarter to quarter, and month to month.

Although Gross Sales may not be realized in the form of cash receipts, we believe that Gross Sales is useful to investors because, as described in the footnote on pages 49-50 of the Form 10-K, Gross Sales allows evaluation of sales performance before the effect of any promotional items, which can mask certain performance issues, such as the timing of certain promotional programs.  In addition, the presentation of Gross Sales with a reconciliation to Net Sales discloses the level of promotional spend incurred by the Company.  The reconciliation of Gross Sales with Net Sales in a table on page 50 of the Form 10-K provides investors with the information necessary to understand the amount of Gross Sales that will be realized in the form of cash receipts, namely Net Sales.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comment.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc: Farzad F. Damania

Katten Muchin Rosenman LLP